UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

China Lodging Group, Limited

(Name of Issuer)

Ordinary Shares, $.0001 par value; ADSs, representing 4 ordinary shares per ADS

(Title of Class of Securities)

G2118 103; 16949N109

(CUSIP Number)

François Pinon

Group General Counsel

110 Avenue de France, 75210 Paris, France

+33 (0) 1 45 38 87 33

Copies to:

Michael Issenberg

250 North Bridge Road, Level 31

Raffles City Tower

Singapore 179101

+65 6408 8823

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 25, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Accor

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO, WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 29,875,543 ordinary shares (24,895,543 ordinary shares and 1,245,000 ADSs, representing 4,980,000 ordinary shares)

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 29,875,543 ordinary shares (24,895,543 ordinary shares and 1,245,000 ADSs, representing 4,980,000 ordinary shares)

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 29,875,543 ordinary shares (24,895,543 ordinary shares and 1,245,000 ADSs, representing 4,980,000 ordinary shares)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 10.8%

14	Type of Reporting Person (See Instructions) CO

1	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). AAPC Hong Kong Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO, WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 29,875,543 ordinary shares (24,895,543 ordinary shares and 1,245,000 ADSs, representing 4,980,000 ordinary shares)

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 29,875,543 ordinary shares (24,895,543 ordinary shares and 1,245,000 ADSs, representing 4,980,000 ordinary shares)

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 29,875,543 ordinary shares (24,895,543 ordinary shares and 1,245,000 ADSs, representing 4,980,000 ordinary shares)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 10.8%

14	Type of Reporting Person (See Instructions) CO

Schedule 13D

Item 1.                       Security and Issuer.

This statement relates to the ordinary shares, $.001 par value (the “Ordinary Shares”) of China Lodging Group, Limited. (the “Company”) having its principal executive office at No. 2266 Hongqiao Road, Changning District, Shanghai 200336, Peoples’ Republic of China.

Item 2.                       Identity and Background.

This statement is being filed by Accor, a company incorporated under the laws of France, with its registered office at Immeuble Odyssey, 110, Avenue de France, 75210 Paris cedex 13, and AAPC Hong Kong Limited, a company incorporated in Hong Kong, with its registered office at Room 803, 8th Floor, AXA Centre, 151, Gloucester Road, Wan Chai, Hong Kong (“AAPC”), an indirect wholly owned subsidiary of Accor.

The principal business of Accor and AAPC is to own, lease, franchise, manage and operate hotels.

During the five years prior to the date hereof, neither Accor nor AAPC nor, to the best of their knowledge, any of the persons listed in Schedule 1 hereto has been has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                       Source and Amount of Funds or Other Consideration.

On January 25, 2016, pursuant to the Securities Purchase Agreement entered into between the Company and AAPC on December 14, 2014, as amended and restated on January 25, 2016 (the “Purchase Agreement”), the Company issued 24,895,543 Ordinary Shares, representing 9% of the issued and outstanding share capital of the Company, to AAPC as the purchase price for interests held by Accor and AAPC in the ordinary course of their business in certain Hong Kong entities with underlying operations in Hong Kong, Macau, the People’s Republic of China, Taiwan and Mongolia, as well as certain other rights.

The description of the document contained herein is qualified in its entirety by reference to the Purchase Agreement, which is incorporated by reference herein.

Between December 14, 2014 and May 7, 2015, Accor acquired 1,245,000 American depositary shares (“ADSs”) of the Company, representing 4,980,000 Ordinary Shares, in open market purchases at an aggregate price of $28,012,500. The funds used to purchase the ADSs were obtained from the working capital of Accor.

On May 7, 2015, Accor transferred to AAPC its holding of 1,245,000 ADSs of the Company, representing 4,980,000 Ordinary Shares.

Item 4.                       Purpose of Transaction.

Purchase Agreement.

The description of the Purchase Agreement set forth in Item 3 is hereby incorporated by reference in this Item 4. The parties agreed that, subject to the standstill restrictions contained in the Non-Competition Agreement (as described below), AAPC is entitled to purchase Ordinary Shares or ADSs prior to the closing of the agreement. In addition, the parties agreed that, subject to the conditions contained in the Purchase Agreement and Deed of Voting and ROFR (as described below), the size of the board of directors of the Company would increase by one director, and such vacancy would be filled by a person designated by AAPC.

Non-Competition Agreement.

On December 14, 2014, Accor, AAPC, the Company and Qi Ji entered into a Non-Competition Agreement, which was amended and restated on January 25, 2016, which included certain lock-up and standstill provisions. Pursuant to this agreement, AAPC cannot dispose of any Ordinary Shares acquired under the Purchase Agreement other than to a member of the Accor Group without the Company’s consent for a period of one year after the closing of the Purchase Agreement. In addition, until the earlier of AAPC or its affiliates ceasing to hold any of the Ordinary Shares acquired under the Purchase Agreement or AAPC ceasing to have the right to appoint a director to the board of directors of the Company, the agreement imposes certain restrictions on the ability of AAPC and its affiliates to purchase Ordinary Shares or ADSs of the Company or to act alone or in concert with other parties to influence or control the board of directors, management or policies of the Company, to engage in extraordinary transactions relating to the Company or to enter into discussions or negotiations relating to the formation of or participation in a “group” within the meaning of Section 13(d)(3) of the Act.

The description of the document contained herein is qualified in its entirety by reference to the Non-Competition Agreement, which is incorporated by reference herein.

Deed of Voting and ROFR.

On January 25, 2016, AAPC, the Company, Qi Ji, Winner Crown Holdings Limited, Sherman Holdings Limited, Seletar Limited, Serangoon Limited and Credit Suisse Trust Limited (together, the “Founder Parties”) entered into a deed pursuant to which the Company and the Founder Parties agreed to appoint to the Company’s board of directors one director nominated by AAPC for so long as AAPC and its affiliates own Ordinary Shares or ADSs representing at least 8% of a pro forma number of the outstanding share capital of the Company. The Company and the Founder Parties agreed to take all necessary corporate actions to expand the board of directors and vote in favor of the appointee nominated by AAPC, subject to certain termination events described in the Deed of Voting and ROFR. Pursuant to the deed, the Company’s articles of association were amended effective as of January 25, 2016 to give effect to AAPC’s rights as described above.

In addition, pursuant to the agreement, if any of the Founder Parties enters into an understanding to transfer any or all of the equity securities or rights in such securities of the Company owned by such Founder Party to a third party, AAPC shall have a right of first refusal to purchase all of such offered securities.

The description of the document contained herein is qualified in its entirety by reference to the Deed of Voting and ROFR, which is incorporated by reference herein.

Other than permitted purchases under the Non-Competition Agreement or pursuant to the right of first refusal under the Deed of Voting and ROFR, in each case as described above, neither Accor nor AAPC has any present intention to acquire additional securities of the Company. Accor and AAPC intend to review their respective investment on a regular basis and, as a result thereof, may at any time or from time to time determine (subject to the lock up and standstill provisions under the Non-Competition Agreement), (i) to acquire additional securities of the Company, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Company owned by them in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Act. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, Accor and AAPC specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their respective course of action (as well as to the specific elements thereof), each of Accor and AAPC  currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Company’s business and prospects; other developments concerning the Company and its businesses generally; other business opportunities available to Accor and AAPC; changes in law and government regulations; general economic conditions; and liquidity and stock market conditions, including the market price of the securities of the Company.

Except as set forth in this Item 4, Accor and AAPC have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Act.

Item 5.                       Interest in Securities of the Issuer.

(a)         The responses of Accor and AAPC to Rows (7) through (13) of the cover pages of this Schedule 13D and the information set forth in Item 3 are hereby incorporated by reference in this Item 5.

AAPC is the record owner of the Ordinary Shares purchased pursuant to the Purchase Agreement and ADSs purchased in open market purchases.  As the ultimate parent company of AAPC, Accor may be deemed to own beneficially such Ordinary Shares and ADSs.

The percentage of outstanding Ordinary Shares of the Company which may be deemed to be beneficially owned by each of Accor and AAPC is set forth on Line 13 of their respective cover sheets.  Such percentage was calculated based on 274,841,630 Ordinary Shares (including Ordinary Shares represented by 33,431,294 ADSs) issued and outstanding (the sum of 24,895,543 Ordinary Shares issued to AAPC under the Purchase Agreement and 249,946,087 Ordinary Shares disclosed as outstanding by the Company in its annual report on Form 20-F filed on April 17, 2015).

(b)         Regarding the number of shares as to which such person has:

(i)                           sole power to vote or to direct the vote: See line 7 of cover sheets

(ii)                        shared power to vote or to direct the vote: See line 8 of cover sheets

(iii)                     sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv)                    shared power to dispose or to direct the disposition: See line 10 of cover sheets

(c)          Except as set forth in Item 3 above, none of Accor or AAPC has effected any transaction in the Ordinary Shares or ADSs during the last 60 days.

(d)         No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Ordinary Shares or ADSs beneficially owned by Accor or AAPC.

(e)          Not applicable.

Item 6.                     Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.

Item 7.                       Material to be Filed as Exhibits.

Exhibit 99.A — Securities Purchase Agreement between the Company and AAPC dated December 14, 2014 (incorporated herein by reference to Exhibit 4.16 to the annual report on Form 20-F (File No. 001-34656)  filed by the Company with the Securities and Exchange Commission on April 17, 2015).

Exhibit 99.B — Amended and Restated Non-Competition Agreement between Accor, AAPC, the Company and Qi Ji dated January 25, 2016.

Exhibit 99.C — Deed of Voting and ROFR between the Company, Qi Ji, Winner Crown Holdings Limited, Sherman Holdings Limited, Seletar Limited, Serangoon Limited and Credit Suisse Trust Limited (incorporated herein by reference to Exhibit 99.3 to the current report on Form 6-K (File No. 001-34656) filed by the Company with the Securities and Exchange Commission on November 27, 2015).

Exhibit 99.D — Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 5th day of February, 2016.

Accor

By:	/s/ François Pinon
Name: François Pinon
Position: Group General Counsel

AAPC Hong Kong Limited

By:	/s/ Louise Daley
Name: Louise Daley
Position: Director

Schedule 1

Directors and Executive Officers of Accor and AAPC

Entity	Name	Present Principal Occupation	Business Address	Citizenship
Accor
	Sébastien Bazin	Chairman and Chief Executive Officer	110 avenue de France, 75013 Paris, France	French
	Philippe Citerne	Non-executive Chairman of Télécom and Management SudParis	110 avenue de France, 75013 Paris, France	French
	Jean-Paul Bailly	Honorary President of the French Post Office (Groupe la Poste)	110 avenue de France, 75013 Paris, France	French
	Iliane Dumas	Employee Representative Director — Project Officer	110 avenue de France, 75013 Paris, France	French
	Mercedes Erra	Executive President of Havas Worldwide	110 avenue de France, 75013 Paris, France	French
	Sophie Gasperment	Group General Manager, Financial Communication and Strategic Prospective of L’Oréal	110 avenue de France, 75013 Paris, France	French
	Jonathan Grunzweig	Principal and Chief Investment Officer of Colony Capital	110 avenue de France, 75013 Paris, France	U.S.
	Iris Knobloch	Chairman of Warner Bros. Entertainment France	110 avenue de France, 75013 Paris, France	German
	Bertrand Meheut	Chairman of the Groupe Canal Management Board	110 avenue de France, 75013 Paris, France	French
	Virginie Morgon	Member of the Executive Board and Deputy CEO of Eurazeo	110 avenue de France, 75013 Paris, France	French
	Nadra Moussalem	Principal and Co-Head of Colony Capital SAS	110 avenue de France, 75013 Paris, France	French
	Patrick Sayer	Chairman of the Executive Board of Eurazeo	110 avenue de France, 75013 Paris, France	French
AAPC
	Michael Issenberg	Chairman and Chief Executive Officer – Asia Pacific	250 North Bridge Road #31-02/03, Raffles City Tower, Singapore 179101	Australian
	Louise Daley	Executive Vice President and Chief Financial Officer – Asia Pacific	250 North Bridge Road #31-02/03, Raffles City Tower, Singapore 179101	Australian
	Wai Chin Chen	Vice President Finance Administration – Greater China	Unit 1001 Tower A City Center of Shanghai 100 Zun Yi Road Changning District Shanghai, PRC	Malaysian
	Wayne Lee	Executive Director and Vice President Development – Greater China	Unit 1001 Tower A City Center of Shanghai 100 Zun Yi Road Changning District Shanghai, PRC	Chinese
	Paul Richardson	Chief Commercial Officer, Greater China	Unit 1001 Tower A City Center of Shanghai 100 Zun Yi Road Changning District Shanghai, PRC	Australian